SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

XO Holdings, Inc.
(formerly XO Communications, Inc.)
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

98417K106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 12,152,195 shares, which constitutes approximately 6.6% of the 182,937,151 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 182,075,035 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  11,290,079 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  11,290,079 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           12,152,195 (1)(2)(3)(4)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.6% (5)

14.     Type of Reporting Person: PN
--------------
(1)     The shares were acquired by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over such shares and R2 has no beneficial ownership of such shares.
(2)     Includes 344,846 shares of Common Stock that may be acquired upon the exercise of Series A Warrants.
(3)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series B Warrants.
(4)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series C Warrants.
(5)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 182,937,151.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 14, 2008, as amended by Amendment No. 1 dated June 12, 2008 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock") of XO Holdings, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

          Mr. Carl C. Icahn, the Issuer's majority shareholder and Chairman of the Board, previously attempted to obtain all of the Issuer's income producing assets for himself at the expense of the Issuer's minority shareholders.  R2 Investments, LDC ("R2") and other minority shareholders had to sue to stop him.  The Reporting Person, on behalf of R2, believes the latest announced preferred stock issuance may be yet another attempt by Mr. Icahn to personally take the Issuer's assets for himself to the detriment of the minority shareholders.

          In one fell swoop, the Issuer's "Special Committee of the Board of Directors," all of whose members serve on the board at Mr. Icahn's discretion, are allowing Mr. Icahn to gain control of over 80% of the Issuer's shares on a fully converted basis and obtain access to over $900 million of the Issuer's tax losses to offset his own taxes.  Should Mr. Icahn acquire just a few additional shares to raise his ownership percentage to 90% of each class of the Issuer's stock, Mr. Icahn would be able to execute a short-form merger to completely eliminate the ownership rights of all minority shareholders without all of the standard protections provided to minority shareholders in a self-dealing transaction.  Despite the extremely dilutive effects and obvious potential conflicts of interest associated with it, the Issuer provided no advance notice of the preferred stock issuance.

          Given Mr. Icahn's history of using his majority ownership and board position to benefit himself to the detriment of the minority shareholders, the Reporting Person is concerned about the adequacy of the process and fairness of Mr. Icahn's latest transaction.   Accordingly, on August 1, 2008, the Reporting Person, on behalf of R2, sent a letter to the Issuer requesting additional information under Section 220 of the Delaware General Corporation Law regarding the Issuer's new issuance on July 25, 2008 to affiliates of Mr. Icahn of 555,000 shares of 7% Class B Convertible Preferred Stock and 225,000 shares of 9.50% Class C Perpetual Preferred Stock.

          A copy of the demand under Section 220 of the Delaware General Corporation Law has been filed as Exhibit 99.1 hereto.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

99.1 -- Demand under Section 220 of the Delaware General Corporation Law.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     DATED: August 6, 2008

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading